

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 27, 2020

Raj Mehra, Ph.D.
President, Chief Executive Officer and Chairman
Seelos Therapeutics, Inc.
300 Park Avenue, 12th Floor
New York, NY 10022

Re: Seelos Therapeutics, Inc.
Registration Statement on Form S-1
Filed November 20, 2020
File No. 333-250810

Dear Dr. Mehra:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Abby Adams at (202) 551-6902 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Jeffrey T. Hartlin, Esq.